UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

P3 Health Partners Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

744413 105

(CUSIP Number)

Michael J. Wilson

Chief Financial Officer and Chief Compliance Officer

Chicago Pacific Founders UGP, LLC

980 North Michigan Avenue, Suite 1998

Chicago, IL 60611

312-273-4750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,501,052 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,053,646 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,501,052 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.26% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The aggregate number of non-economic Class V Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V Common Stock and the associated P3 LLC Units of the Issuer’s wholly owned operating subsidiary are redeemable at the Reporting Person’s option for the Issuer’s Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,071,872 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,053,646(2) (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,071,872 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.08%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(2)

The aggregate number of non-economic Class V Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V Common Stock and the associated P3 LLC Units of the Issuer’s wholly owned operating subsidiary are redeemable at the Reporting Person’s option for the Issuer’s Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,183,984(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,147,010(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,183,984(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.61%(3)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)

The aggregate number of non-economic Class V Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V Common Stock and the associated P3 LLC Units of the Issuer’s wholly owned operating subsidiary are redeemable at the Reporting Person’s option for the Issuer’s Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders Fund-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,801,219
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,548,760
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,801,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders Fund-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,001,336
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,460,466
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,001,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.43%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VBC Growth SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,180(3) (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 429,180(3) (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,180(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%(3)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)

VBC Growth SPV, LLC holds warrants to purchase 429,180 shares of Class A Common Stock, or 1.02% of the outstanding Class A Common Stock, which represents 0.21% of the total outstanding Common Stock, since the shares of Class V and Class A Common Stock vote as a single class.

Explanatory Note:

This statement on Schedule 13D amends the Schedule 13D of (i) Chicago Pacific Founders UGP, LLC, a Delaware limited liability company (“Founders UGP”), (ii) Chicago Pacific Founders GP, L.P., a Delaware limited partnership (“Founders GP”), (iii) Chicago Pacific Founders Fund, L.P., a Delaware limited partnership (“Founders Fund LP”), (iv) Chicago Pacific Founders Fund-A, L.P., a Delaware limited partnership (“Founders Fund-A”), and (v) Chicago Pacific Founders Fund-B, L.P., a Delaware limited partnership (“Founders Fund-B”) (collectively, the “Reporting Persons”) that was filed with the Securities and Exchange Commission on December 13, 2021 (including this amendment, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of P3 Health Partners Inc., a Delaware corporation (the “Company” or the “Issuer”). This amendment to the Schedule 13D constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 13, 2022 (the “Effective Date”), P3 Health Partners, LLC (“P3 LLC”), a subsidiary of P3 Health Partners Inc. (the “Company”), entered into a financing transaction with VBC Growth SPV LLC, a Delaware limited liability company (“VBC”), consisting of an unsecured promissory note (the “Promissory Note”) and warrants (the “Warrants”) to purchase shares of Class A Common Stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”).

The sole manager of VBC is CPF VBC Growth Aggregator, L.P., a wholly owned subsidiary of Founders UGP.

The members of VBC (the “VBC Investors”) are:

Chicago Pacific Founders Fund L.P.	55.15%
CPF VBC Growth Aggregator, L.P.	6.73%
Sherif Abdou, CEO and director of the Company	19.1%
Amir Bacchus, Chief Medical Officer and Director	12.74%
Mark Thierer, director of the Company	0.5%
Greg Wasson, director of the Company	0.68%
Leavitt Equity Partners II, LP	5.09%

Founders UGP, by virtue of its indirect ownership of (1) the sole manager of VBC and (2) each of Founders Fund LP and CPF VBC Growth Aggregator, L.P., entities holding an aggregate of 61.88% of the membership interests in VBC, controls all voting and dispositive decisions with respect to the Warrants and the underlying 429,180 shares of Class A Common Stock.

Warrants

In connection with the Promissory Note (described below), on December 13, 2022, P3 LLC and VBC entered into a Warrant (the “Warrant Agreement”). Pursuant to the Warrant Agreement, P3 LLC issued warrants to purchase 429,180 shares of Class A Common Stock, at an exercise price of $4.26 per share (the “Warrants”) to VBC. The number of shares of Common Stock for which the Warrant is exercisable and the exercise price may be adjusted upon any event involving subdivisions, combinations, distributions, recapitalizations and like transactions. Pursuant to the Warrant Agreement, the Warrants and the right to purchase securities upon the exercise of the Warrants will terminate upon the earliest to occur of the following: (a) December 13, 2027; and (b) the consummation of (i) a sale, conveyance, disposal, or encumbrance of all or substantially all of the Company’s or P3 LLC’s property or business or the Company’s or P3 LLC’s merger into or consolidation with any other corporation (other than a wholly owned subsidiary corporation) or (ii) any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company or P3 LLC is disposed of.

Promissory Note

The Promissory Note was issued by P3 LLC to VBC on December 13, 2022, and provides for funding of up to $40.0 million (the “Promissory Note”), available for draw by P3 LLC in three tranches, as follows: (i) a first tranche of $15.0 million available to P3 LLC upon the Effective Date, (ii) a second tranche of up to $15.0 million available at the Company’s sole option in a single draw, on or prior to January 5, 2023, and (iii) a third tranche of up to $10.0 million available at P3 LLC’s sole option in a single draw, after January 5, 2023 and on or prior to February 3, 2023. The maturity date of the Promissory Note is May 19, 2026. Interest is payable at 14.0 % per annum on a quarterly cycle (in arrears) beginning March 31, 2023. P3 LLC may elect to pay interest 6.0% in kind and 8.0% in cash, but if the terms of the Subordination Agreement (as defined below) do not permit P3 LLC to pay interest in cash, interest will be paid entirely in-kind. The Promissory Note may be prepaid, at the Company’s option, either in whole or in part, without penalty or premium, at any time and from time to time, subject to the payment of the back-end fee described below; provided that prepayments must be in increments of at least $2.0 million. The Promissory Note provides for mandatory prepayments with the proceeds of certain asset sales, and the Lender has the right to demand payment in full upon (i) a change of control of the Company and (ii) certain qualified financings (as defined in the Promissory Note).

The Promissory Note restricts P3 LLC’s ability and the ability of its subsidiaries to, among other things, incur indebtedness and liens, and make investments and restricted payments. The maturity date may be accelerated as a remedy under the certain default provisions in the agreement, or in the event a mandatory prepayment event occurs.

Pursuant to the Promissory Note, P3 LLC will pay VBC an up-front fee of 1.5% at the time of each draw under the Promissory Note, In addition, P3 LLC will pay VBC a back-end fee at the time the Promissory Note as follows: (i) if paid prior to February 28, 2023, 2.25%; (ii) if paid from March 1, 2023 through June 30, 2023, 4.5%; (iii) if paid from July 1, 2023 through December 31, 2021, 6.75% and (iv) if paid on January 1, 2024 or later, 9.0%.

P3 LLC intends to use the proceeds of the Promissory Note to fund the Company’s ongoing working capital requirements.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

With respect to the 429,180 shares of Class A Common Stock only, by virtue of the arrangements between the Reporting Person and the VBC Investors described in this Schedule 13D, the Reporting Person and the VBC Investors may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 for purposes of ownership of 429,180 shares of Class A Common Stock underlying the warrants. The 429,180 shares of Class A Common Stock represent 0.21% of the outstanding shares a Class A and Class V Common Stock, voting as a single class. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person and the VBC Investors who currently beneficially own any shares of Class A Common Stock are members of any such group. The Reporting Person disclaims beneficial ownership over any shares of Class A Common Stock beneficially owned by any of the VBC Investors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	VBC Growth SPV, LLC Limited Liability Company Agreement dated as of December 13, 2022, entered into by and among the Members thereto

99.2	Warrant Agreement, by and between P3 Health Partners LLC and VBC Growth SPV LLC

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2022	CHICAGO PACIFIC FOUNDERS UGP, LLC

	By:	/s/ Michael J. Wilson
	Name:	Michael J. Wilson
	Title:	Authorized Signatory

CHICAGO PACIFIC FOUNDERS GP, L.P.

	By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

	By:	/s/ Michael J. Wilson
	Name:	Michael J. Wilson
	Title:	Authorized Signatory

CHICAGO PACIFIC FOUNDERS FUND, L.P.

	By:	CHICAGO PACIFIC FOUNDERS GP, L.P., its general partner
	By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

	By:	/s/ Michael J. Wilson
	Name:	Michael J. Wilson
	Title:	Authorized Signatory

CHICAGO PACIFIC FOUNDERS FUND-A, L.P.

	By:	CHICAGO PACIFIC FOUNDERS GP, L.P., its general partner
	By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

	By:	/s/ Michael J. Wilson
	Name:	Michael J. Wilson
	Title:	Authorized Signatory

CHICAGO PACIFIC FOUNDERS FUND-B, L.P.

	By:	CHICAGO PACIFIC FOUNDERS GP, L.P., its general partner
	By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

	By:	/s/ Michael J. Wilson
	Name:	Michael J. Wilson
	Title:	Authorized Signatory

VBC GROWTH SPV, LLC

	By:	CPF VBC Growth Aggregator, L.P., its sole manager
	By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

	By:	/s/ Michael J. Wilson
	Name:	Michael J. Wilson
	Title:	Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).